                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of August, 2001


             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
      -------------------------------------------------------------------
                (Translation of registrant's name into English)


           Suite 203, 120 Front Street EastToronto, Ontario, M5A 4L9
           ---------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                  Form 20-F    X        Form 40-F  _________
                           ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                     Yes _________               No     X
                                                    ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 INVESTORLINKS.COM INC. (formerly
                                 Opus Minerals Inc.)


Date:   August 16, 2001          By /s/ Sandra J. Hall
        ---------------            -------------------------------------------
                                        Sandra J. Hall, Director and Secretary

INSIDER REPORT Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Act, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100, 855 Hornby Street, Vancouver, BC V6Z 2H4.

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)     BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)
------------------------------------------------------------------------------------------------------------------------------------
INVESTORLINKS.COM INC.                                 FAMILY NAME OR CORPORATE NAME: HALL
------------------------------------------------------ GIVEN NAMES (IN ORDER): SANDRA J.
                                                       ADDRESS: 118 HUMPHREY DRIVE
                                                       CITY: AJAX
                                                       PROVINCE  :  ONTARIO
BOX 2. INSIDER DATA                                    POSTAL CODE:  L1S 4Y9
------------------------------------------------------
RELATIONSHIP WITH     DATE OF LAST REPORT FILED        BUSINESS TELEPHONE NO.
REPORTING ISSUER      05/07/2000                       (416) 864-9795
4, 5
                                                       BUSINESS FAX NO.
CHANGE FROM           OR IF INITIAL REPORT, DATE ON    (416)861-9623
PREVIOUS REPORT       WHICH YOU BECAME AN INSIDER      CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT.   YES

NO



------------------------------------------------------------------------------------------------------------------------------------

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALENT
------------------------------------------------------------------------------------------------------------------------------------
(REMOVE . AND PLACE AN X BESIDE CHOICE)

ALBERTA X
NEWFOUNDLAND.
BRITISH COLUMBIA X
NOVA SCOTIA.
FEDERAL.
ONTARIO X
BANK ACT.
QUEBEC.
CCAA.
ICA.
SASKATCHEWAN.
TLCA.
CBCA.
UNITED STATES X
MANITOBA.
NASDQ.
SEC X
------------------------------------------------------------------------------------------------------------------------------------

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD
- SEE ALSO INSTRUCTION  TO BOX 5)
------------------------------------------------------------------------------------------------------------------------------------
     A                 B
------------------------------------------------------------------------------------------------------------------------------------
DESIGNATION                               DATE           NATURE     NUMBER VALUE      NUMBER VALUE      UNIT      $ US
OF CLASS OF     BALANCE OF CLASS    (day/month/year)                  ACQUIRED         DEPOSED OF      PRICE/
SECURITIES      OF SECURITIES ON                                                                      EXERCISE
                  LAST REPORT                                                                          PRICE
------------------------------------------------------------------------------------------------------------------------------------
Common Shares        20,750
------------------------------------------------------------------------------------------------------------------------------------
                     45,000             24/07/2001         97                            45,000
Options
------------------------------------------------------------------------------------------------------------------------------------
Options                   0            01/08/2001                      150,000                         US$0.15
------------------------------------------------------------------------------------------------------------------------------------
Options             150,000            01/08/2001                      150,000                         US$0.25
------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
      A                    D                        E                            F
---------------------------------------------------------------------------------------------------------------
DESIGNATION         PESENT BALANCE           DIRECE/INDIRECT          IDENTIFY THE REGISTERED
OF CLASS OF         OF CLASS OF               OWNERSHIP/             HOLDER WHERE OWNERSHIP IS
SECURITIES          SECURITIES HELD            CONTROL OR             INDIRECT OR WHERE CONTROL
                                               DIRECTION              OR DIRECTION IS EXERCISED
---------------------------------------------------------------------------------------------------------------
Common Shares           20,750                    0
---------------------------------------------------------------------------------------------------------------
Options                      0                    0                         (see note 1)
---------------------------------------------------------------------------------------------------------------
Options                150,000                    0                         (see note 2)
---------------------------------------------------------------------------------------------------------------
Options                300,000                    0                         (see note 3)
---------------------------------------------------------------------------------------------------------------

ATTACHMENT NO
This form is used as a uniform report for the        BOX 6. REMARKS
insider reporting requirements under all             -------------------------------------------------------------------------------
provincial securities Acts, Bank Act,                1)  45,000 stock options exercisable at US $2.55 expiring June 30, 2002
Cooperative Credit  Associations Act, Insurance          cancelled by the Corporation
Companies Act, Trust and Loan Companies Act
and Canada Business Corporations Act.  The           2)  150,000 stock options exercisable at US $0.15 expiring July 31, 2006 terminology used is generic to accommodate
the various Acts.                                    3)  150,000 stock options exercisable at US $0.25 expiring July 31, 2006
                                                     -------------------------------------------------------------------------------
                                                     The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances is which it is made, contains a misrepresentation.

                                                     BOX 7. SIGNATURE
                                                     -------------------------------------------------------------------------------
CORRESPONDENCE: ENGLISH                              NAME (block letters)               SIGNATURE                  DATE OF REPORT
                                                                                                                   (day/month/year)
                                                     SANDRA J. HALL                                                07/08/2001
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------